Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE

SIX MONTHS ENDED June 30, 2025

In this report, as used herein, and unless the context suggests otherwise, the terms “GFAI,” “Company,” “we,” “us” or “ours” refer to the combined business of Guardforce AI Co., Limited, its subsidiaries and other consolidated entities. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States. References to “THB” are to the legal currency of Thailand. References to “RMB” are to the legal currency of the People’s Republic of China. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission on April 28, 2025 (the “2024 Form 20-F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2024 Form 20-F under “Item 3. Key Information-D. Risk Factors” or in other parts of the 2024 Form 20-F.

Overview

Our businesses are categorized into three business units:

[i]	Secured Logistics Business;

[ii]	AI&Robotics Solution Business; and

[iii]	General Security Solutions Business.

Secured Logistics Business

We conduct business mainly through Guardforce Cash Solutions Security Thailand Co., Limited, or GF Cash (CIT), our subsidiary, which provides Secured Logistics solutions in Thailand. This includes the following services:

(i) Cash-In-Transit – Non-Dedicated Vehicles (Non-DV):

CIT (Non-DV) includes the secure transportation of cash and other valuables between commercial banks and the Bank of Thailand, Thailand’s central bank. CIT (Non-DV) also includes the transportation of coins between the commercial banks, the Thai Royal Mints and the Bank of Thailand. As such, the main customers for this service are the local commercial banks. Charges to the customers are dependent on the value of the consignment; condition of the cash being collected (for example, seal bag collection, piece count collection, bulk count collection, or loose cash collection); and the volume of the transaction. Vehicles used for the delivery of this service are not dedicated to specific customers.

(ii) Cash-In-Transit – Dedicated Vehicle to Banks (DV):

CIT (DV) includes the secure transportation of cash and other valuables between commercial banks. As part of this service, dedicated vehicles are assigned specifically to the contracted customer for their dedicated use between the contracted designated bank branches. As this is a dedicated vehicle service, customers will submit direct schedules to our CIT teams for the daily operational arrangements and planning. Charges to the customers are on a per vehicle per month basis.

(iii) ATM Management Services:

ATM management includes cash replenishment services and first and second line of maintenance services for the ATM machines. First line of maintenance services (FLM) includes rectification of issues related to jammed notes, dispenser failures and transaction record print-out issues. Second line of maintenance services (SLM) includes all other issues that cannot be rectified under the FLM. SLM includes, for example, complete machine failure, and damage to hardware and software, among other things.

(iv) Cash Processing (CPC):

Cash processing (CPC) services include counting, sorting, counterfeit detection and vaulting services. We provide these services to commercial banks in Thailand.

(v) Cash Center Operations (CCT):

Cash Center Operations (CCT) is an outsourced cash center management service. We operate the cash center on behalf of the customer, which includes note counting, sorting, storage, inventory management and secured transportation of the notes and coins to the various commercial banks in Thailand.

(vi) Consolidated Cash Center (CCC)

Consolidate Cash Center (CCC) is a new business commencing in 2021 to provide an outsourced cash center management service. We operate the cash center which includes note counting, sorting, storage, inventory management and secured transportation of the notes and coins on behalf of for Bank of Thailand (BOT). As of the date of this report, we operate four Consolidate Cash Centers in Khon Kean, Hadyai, Phitsanulok and Ubon Ratchathani and Chiang Mai.

(vii) Cash Deposit Management Solutions (GDM):

Cash Deposit Management Solutions are currently delivered by our Guardforce Digital Machine. Our GDM product is deployed at customer sites to provide secured retail cash deposit services. Customers use our GDM product to deposit daily cash receipts. We then collect the daily receipts from our GDM in accordance with agreed schedules. All cash receipts are then securely collected and delivered to our cash processing center for further handling and processing.

AI&Robotics Solution Business

Our AI&Robotics Solutions business was established in 2020 as part of our revenue diversification efforts. Currently, we offer Robotic solutions with AI integration and we are developing web-based AI solutions to help with personalized decision making.

Technology Infrastructure

The Guardforce AI Intelligent Cloud Platform (GFAI ICP) forms a foundation of our AI&Robotics Solution since the launch in 2021. In 2022, we partnered with Shenzhen Kewei to enhance GFAI ICP, upgrading it to GFAI ICP 2.0 and introducing advertising capabilities that supported the launch of the AIoT Robot Advertising business in Macau. This upgrade also included a mobile-app, enabling customers to directly manage and place advertisements through their phones. During the same year, we launched the Tech Service Platform (TS) and Robot Operation Management Platform (ROMP) to improve the management of robot functionalities and address operational issues.

In 2023, we expanded our operations in mainland China by acquiring the Cloud Technology Platform (CTP) from Shenzhen Kewei. Building on this momentum, in 2024, we launched GFAI ICP 3.0, integrating more large language models and an AI Agent system. This version also incorporated CTP under the framework of GFAI ICP 3.0 by reorganizing the ICP function sections for enhanced efficiency and scalability.

By the date of the report, GFAI ICP now provides functionalities including but not limited to, robotic management, robot advertising, AI integration (including large language models such as Google Gemini, ChatGPT etc.), API integration, robot advertising, data processing and AI agent analysis.

Web-based AI solution

Building on our robust robotic solutions, started in early 2024, we have been investing in the development of sophisticated web-based AI solutions focused on solving specific problems in travel planning, especially providing personalized trip planning. This strategic initiative represents a natural evolution of our technology stack, addressing the growing consumer demand for customized travel experiences.

This web-based AI solution leverages an advanced AI Agent system built on GFAI ICP 3.0 and large language model (LLM) technology. This system is designed to handle complex tasks, including understanding customer travel requests, identifying and verifying various travel spots (such as restaurants and scenic spots), delivering personalized trip recommendations, and quickly forming a well-crafted customized trip agenda that is adjustable to customer requests. Currently in the development phase, we plan to launch this solution in regions beyond the Asia Pacific in the near future. To support this effort, we have also established a dedicated R&D team committed to continuous platform enhancements, ensuring that GFAI ICP 3.0 remains the foundation for our next generation of AI-driven solutions.

In 2024, we further established a strategic partnership with Librum Technologies, Inc., a Boston-based company comprised of professors and researchers in the AI field. This collaboration aims to fine-tune our AI agent system, further enhancing its capabilities to meet the evolving needs of travelers. By combining our technological expertise with Librum’s research prowess, we are well-positioned to deliver innovative, personalized travel solutions that exceed customer expectations.

In April 2025, we launched the beta version of the web-based AI solution, DeepVoyage Go (DVGO) and made it officially available to all in May 2025. This is our first AI agent implementation in the travel industry, aiming at helping travelers and travel advisors with personalized trip planning.

General Security Business

We began operating our General Security Solutions service through the acquisition of the 100% equity interest in Beijing Wanjia on June 22, 2022. Our services include the provision of Smart Retail Operation Management, CCTV and Security Alarm Operation, Security Engineering and Maintenance.

Results of Operations

The following table sets forth a summary of our unaudited interim condensed consolidated results of operations and the amounts as a percentage of total revenues for the periods indicated. This information should be read together with our unaudited interim condensed consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the six months ended June 30,
	2025		2024
	$	% of Revenue	$	% of Revenue
Revenue	18,207,186	100.0%	17,566,844	100.0%
Cost of sales	(15,252,223)	(83.8)%	(14,327,094)	(81.6)%
Gross profit	2,954,963	16.2%	3,239,750	18.4%
Stock-based compensation expenses	(149,595)	(0.8)%	(172,655)	(1.0)%
(Provision for) Recovery of withholding tax receivable	(40,984)	(0.2)%	32,980	0.2%
Provision for expected credit loss on trade and other receivables	(15,986)	(0.1)%	(184,180)	(1.0)%
Impairment loss on goodwill	-	-%	(30,467)	(0.2)%
Research and Development expenses	(522,503)	(2.9)%	(106,835)	(0.6)%
Selling, general and administrative expenses	(4,706,656)	(25.9)%	(4,860,455)	(27.7)%
Operating loss from continuing operations	(2,480,761)	(13.7)%	(2,081,862)	(11.9)%

Other income, net	70,548	0.4%	50,881	0.3%
Foreign exchange losses, net	(19,066)	(0.1)%	(49,041)	(0.3)%
Finance income, net	250,334	1.4%	179,927	1.1%
Loss before income tax from continuing operations	(2,178,945)	(12.0)%	(1,900,095)	(10.8)%

Provision for income tax (expense) benefit	(48,177)	(0.2)%	22,949	0.1%
Net loss for the period from continuing operations	(2,227,122)	(12.2)%	(1,877,146)	(10.7)%

Discontinued operations:
Net gain for the period from discontinued operations	-		38,719
Net loss for the period	(2,227,122)		(1,838,427)

Net loss attributable to:
Non-controlling interests	8,955		9,167
Equity holders of the Company	(2,236,077)		(1,847,594)

Comparison of six months ended June 30, 2025, and 2024

Revenue.

For the six months ended June 30, 2025, our revenue was $18,207,186, an increase of $640,342, or 3.6%, compared to $17,566,844 for the six months ended June 30, 2024. The growth was driven primarily by the Secured Logistics business, and partially offset by the decline in the General Security Solutions business.

(i)

Revenue from the Secured Logistics business increased by $1,298,591, or 8.2%, to $17,060,535 for the six months ended June 30, 2025, compared to $15,761,944 for the six months ended June 30, 2024. This increase was largely attributable to favorable foreign currency translation, as the average THB to USD exchange rate appreciated by approximately 8.7% for the six months ended June 30, 2025 at 0.0299, compared to 0.0275 during the six months ended June 30, 2024. In local currency terms, Secured Logistics revenue decreased slightly by THB3.5 million or 0.6%, compared to the corresponding period in 2024. This decrease was attributable to lower volumes in traditional Cash-in-Transit (CIT) and ATM servicing business with banking customers, reflecting structural shifts in cash usage patterns, reduced physical bank branch presence, and lower demand for ATM services.

This slight local-currency decline reflects a significant shift in business mix. Since commencing our transformation strategy in 2022, we have prioritized developing our retail client base, particularly in the Guardforce Digital Machine (GDM), CIT-Non DV, and Cash Processing (CPC) service lines. This focus has delivered strong results, GDM revenue increased by $334,259, or 18.1%, from $1,842,026 in the interim period 2024 to $2,176,285 in the interim period 2025. Similarly, CPC revenue increased by $422,841, or 24.7%, from $1,710,792 in interim period 2024, to $2,133,633 in interim period 2025.

(ii)	The revenue from General Security Solutions business which is operated by our Beijing Wanjia subsidiary decreased by $634,577, or 37.9%. The decrease was primarily attributable to certain key clients strategically deferring their expansion plans to the second half of the year. For the six months ended June 30, 2025 and 2024, revenue derived from our General Security Solutions segment was $1,039,181 and $1,673,758, respectively.

Cost of sales.

Cost of revenue consists primarily of labor cost and related benefits, and other overhead costs that are directly attributable to services provided.

For the six months ended June 30, 2025, our cost of revenue was $15,252,223, an increase of $925,129, or 6.5%, compared to $14,327,094 for the six months ended June 30, 2024. Cost of revenue as a percentage of our revenues increased from 81.6% for the six months ended June 30, 2024, to 83.8% for the six months ended June 30, 2025. The increase in costs is mainly attributable to the continued rise in labor expenses and related employee benefits driven by inflation.

Gross profit.

Gross profit decreased by $284,787, or 8.8%, from $3,239,750 for the six months ended June 30, 2024 to $2,954,963 for the six months ended June 30, 2025. The decrease in gross profit is primarily due to the increase in costs outpacing the growth in revenue during this interim period.

Stock-based compensation expenses.

For the six months ended June 30, 2025, we recorded stock-based compensation expenses of $149,595, primarily related to 120,000 shares granted on December 17, 2024 to independent directors for their 2025 service, and 151,256 shares issued on March 31, 2025, to an external marketing agent for its services provided.

(Provision for) Recovery of withholding tax receivable.

For the six months ended June 30, 2025, we recorded a provision for withholding tax receivable of $40,984 and recovery of withholding tax receivable of $32,980 for the six months ended June 30, 2024.

At the end of each reporting period, the Company evaluates the collectability of the withholding taxes receivable balance to write-off any difference between the receivable recorded and the amount of refund actually received from the Thai Revenue Department and to estimate and record the provision for withholding taxes receivable based on the amount historically refunded.

Provision for expected credit loss on trade and other receivables.

For the six months ended June 30, 2025 and 2024, we recorded provision for expected credit loss on trade and other receivables amounting to $15,986 and $184,180, respectively. As each reporting period, we estimated the potential credit losses through a comprehensive assessment of credit risk, probability of default and scenario analysis and recorded a provision or recovery to reflect the true value of our receivables on the financial statements.

Impairment loss on goodwill.

For the six months ended June 30, 2025, we did not recognize any impairment losses of goodwill. For the six months ended June 30, 2024, we recognized $30,467 of impairment loss on goodwill. The amount of the impairment losses recognized reflects the excess of the carrying value of goodwill over its estimated recoverable amount.

Research & Development expenses.

For the six months ended June 30, 2025, our research & development expenses were $522,503, an increase of $415,668, or 389.1%, compared to $106,835 for the six months ended June 30, 2024. The increase is primarily driven by our investments in R&D and the continuous platform enhancements for our AI&Robotics Solutions.

Selling, general and administrative expenses.

The Company’s total selling, general and administrative expenses (“SGA” expenses) are comprised of staff expense, professional fees, depreciation and amortization expense, rental expense, travelling and entertainment expense, and other service expense.

For the six months ended June 30, 2025, our total SGA expenses were $4,706,656, a meaningful decrease of $153,799, or 3.2%, compared to $4,860,455 for the six months ended June 30, 2024. The decrease was mainly driven by the decrease in staff expenses and travelling and entertainment expense which resulting from the reduction of existing management team and sales headcount. Our SGA expenses for the six months ended June 30, 2025 primarily consisted of (i) staff expense of $2,722,106, representing 57.8% of our total SGA expenses, (ii) professional fees of $569,064, representing 12.1% of our total SGA expenses, and (iii) depreciation and amortization expense of $501,330, representing 10.7% of our total SGA expenses.

Other income, net.

Other income, net is comprised mainly of miscellaneous income and gain or loss from disposal of fixed assets. For the six months ended June 30, 2025 and 2024, other income was $70,548 and $50,881, respectively.

Finance income, net.

Finance income, net are comprised of short-term fixed deposits with banks offset with finance charges for leases and interest expense on interest-bearing bank borrowings.

For the six months ended June 30, 2025, finance income, net was $250,334, an increase of $70,407, or 39.1%, as compared to $179,927 for the six months ended June 30, 2024. The increase was mainly due to higher interest income from short-term fixed deposits with banks and offset by the reduced interest expense from interest-bearing bank borrowings.

Provision for income tax (expense) benefit.

For the six months ended June 30, 2025, our income tax expense was $48,177, as compared to income tax benefit of $22,949 for the six months ended June 30, 2024. During the interim period 2025, we recognized an income tax expense related to the temporary difference on our deferred tax assets arising from our Secured Logistics business. We operate in different countries that we file separate tax returns in. The tax returns in these countries are subject to examination by the foreign tax authorities.

Net loss for the period from continuing operations.

For the six months ended June 30, 2025, our net loss for the period from continuing operations was $2,227,122, an increase of $349,976, or 18.6%, as compared to net loss for the period from continuing operations of $1,877,146 for the six months ended June 30, 2024. This was mainly due to the sustained investment in research & development expenses and the decline in gross profit.

Although we still incurred a net loss for the interim period 2025, we expect to see a positive trend in our future results.

Net gain from discontinued operations

We completed the separation with Handshake on February 6, 2024. For the six months ended June 30, 2025 and 2024, the net profit was $nil and $38,719, respectively. The divestiture with Handshake did not materially affect our liquidity, financial condition, or results of operations through the separation date.

Net profit attributable to non-controlling Interests.

Net profit attributable to non-controlling interests was $8,955 and $9,167 for the six months ended June 30, 2025 and 2024, respectively.

Net loss attributable to equity holders of the Company.

For the six months ended June 30, 2025, and 2024, our net losses attributable to equity holders of the Company were $2,236,077 and $1,847,594, respectively.

Inflation.

Our operating results for the six months ended June 30, 2025, were negatively affected by the recent inflationary cost pressures. The higher overhead costs and higher wage rates impact the profitability of our business. We will develop operational strategies to mitigate the inflation which involve a combination of cost-cutting measures and adjustments to pricing.

Foreign Currency Fluctuations.

Our activities expose it to a variety of financial risks: foreign exchange risk, interest rate risk and liquidity risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance.

Critical Accounting Estimates.

Our Interim Financial Statements have been prepared in accordance with IFRS Accounting Standards as issued by the IASB. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

See “Critical Accounting Estimates” in our Item 5 “Operating and Financial Review and Prospects - E. Critical Accounting Estimates” within the fiscal 2024 Annual Report for detailed information.

Non-IFRS Financial Measures

To supplement our unaudited interim condensed consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the non-IFRS adjusted EBITDA as financial measures for our consolidated results.

We believe that adjusted EBITDA helps identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in loss from operations and net loss. We believe that these non-IFRS measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present the non-IFRS financial measures in order to provide more information and greater transparency to investors about our operating results.

EBITDA represents net loss before (i) finance income, net, provision for income tax expense (benefit), depreciation and amortization of fixed assets and intangible assets, which we do not believe are reflective of our core operating performance during the periods presented.

Non-IFRS adjusted EBITDA represents net loss from continuing operations before(i) finance income, net, income tax expense (benefit) and depreciation and amortization of fixed assets and intangible assets, (ii) certain non-cash expenses, consisting of stock-based compensation expenses, provision for expected credit loss on trade receivables and other receivables, impairment loss on goodwill, (recovery of) provision for withholding tax receivables, and foreign exchange losses, net.

Non-IFRS loss per share represents non-IFRS net loss attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods.

Non-IFRS diluted loss per share represents non-IFRS net loss attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis.

The table below is a reconciliation of our net loss from continuing operations to EBITDA and non-IFRS adjusted EBITDA from continuing operations for the periods indicated:

	For the six months ended June 30,
	2025	2024
Net loss from continuing operations - IFRS	$(2,227,122)	$(1,877,146)
Finance income, net	(250,334)	(179,507)
Provision for income tax expense (benefit)	48,177	(22,949)
Depreciation and amortization expense of fixed and intangible assets	1,700,784	1,556,922
EBITDA	(728,495)	(522,680)
Stock-based compensation expenses	149,595	172,655
(Recovery of) provision for withholding taxes receivable	40,984	(32,980)
Provision for expected credit loss on trade and other receivables	15,986	184,180
Impairment loss on goodwill	-	30,467
Foreign exchange losses, net	19,066	49,041
Adjusted EBITDA (Non-IFRS)	$(502,864)	$(119,317)

Non-IFRS loss per share
Earnings Loss per share attributable to equity holders of the Company
Basic and diluted	$(0.03)	$(0.01)

Weighted average number of shares used in computation:
Basic and diluted	19,996,747	9,991,600

We recorded non-IFRS adjusted EBITDA of negative $0.5 million and negative $0.1 million for the six months ended June 30, 2025 and 2024, respectively. The widened loss was primarily attributable to a sustained investment in research & development expenses and a decline in gross profit. We are committed to improving our financial performance to achieve long-term financial stability.

Liquidity and Capital Resources

Our principal sources of liquidity and capital resources have been, and are expected to continue to be, cash flow from operations, bank borrowings and issuances of ordinary shares. Our principal uses of cash have been, and we expect will continue to be, for working capital to support a reasonable increase in our scale of operations as well as for business expansion investments.

As of June 30, 2025 and 2024, we had cash and cash equivalents of approximately $23.5 million and $14.0 million, respectively.

The following table summarizes the key cash flow components from our unaudited interim condensed consolidated statements of cash flows for the periods indicated.

	For the six months ended June 30,
	2025	2024
Net cash used in operating activities	$(1,041,097)	$(1,925,785)
Net cash (used in) provided by investing activities	(225,931)	134,703
Net cash generated from (used in) financing activities	2,568,698	(4,435,057)
Effect of exchange rate changes on cash held	214,176	(58,513)
Net (decrease) increase in cash and cash equivalents,	1,515,846	(6,284,652)
Cash and cash equivalents at January 1	21,936,422	20,263,869
Cash and cash equivalents at June 30	$23,452,268	$13,979,217

Research and Development, Patents and Licenses, Etc.

We have outlined our research and development plans to foster innovation and drive technology advancements within our AI&Robotics Solutions business. We plan to collaborate with business partners and develop our internal R&D team’s capabilities. We have budgeted approximately $3 million for research and development expenditures in fiscal year 2025 and approximately $25 million from 2026 through 2029.

We incurred $522,503 and $106,835 research and development expense during the six months ended June 30, 2025 and 2024, respectively. The company has registered several intellectual property rights to the date of this report.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demand, commitments, or events that are reasonably likely to have a material effect on our net revenues and income from operations, profitability, liquidity, capital resources, or would cause reported financial information not to be indicative of future operation results or financial condition.

Off-Balance Sheet Arrangements

We do not have off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial position, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that are material.

Tabular Disclosure of Contractual Obligations

Executives/directors agreements

The Company has several employment agreements with executives and directors with the latest expiring in May 2028. All agreements provide for automatic renewal options with varying terms of one year or three years unless terminated by either party. Future payments for employment agreements as of June 30, 2025, are as follows:

Amount
Twelve months ending June 30:
2026	$485,000
2027	256,667
2028	165,000
Total minimum payment required	$906,667

*：On September 1, 2025, the Company entered into a renewed employment agreement with its Chief Executive Officer, Ms. Lei Wang. The agreement was previously disclosed in Form 6-K furnished to the SEC on September 23, 2025, which included the full text of the agreement.

Contracted expenditure commitments

The Company’s contracted expenditures commitments as of June 30, 2025 but not provided in the interim condensed consolidated financial statements are as follows:

			Less than	1-2	3-5
Contractual Obligations	Nature	Total	1 year	years	years
Service fee commitments	(a)	$91,562	$91,562	$-	$-
Operating lease commitments	(b)	217,539	155,970	41,824	19,745
		$309,101	$247,532	$41,824	$19,745

(a)	The Company has engaged Stander Information Company Limited (“Stander”) to provide technical services relating to the cash management systems and Cauley International (Thailand) Co., Ltd. (“Cauley”) to provide maintenance service relating to counting machines for the Company’s Secure Logistics business. The service agreements with Stander and Cauley are comprised of a monthly fixed service fee and certain other fees as specified in the agreements, which will expire in August 2025 and December 2025, respectively.

(b)	From time to time, the Company enters into various short-term lease agreements to rent warehouses and offices. In addition, the Company has various low value items with various lease terms that the Company is committed to pay in the future.